Wayne Rehberger
Senior Vice President & Chief Financial Officer

January 7, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: W. John Cash, Accounting Branch Chief, Office of Manufacturing and Construction

Re:    Engility Holdings, Inc. (“Engility,” the “Company,” “our” or “we”)
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 4, 2015
Form 10-K/A for the Fiscal Year Ended December 31, 2014
Filed November 6, 2015
Form 10-Q for the Fiscal Quarter Ended March 31, 2015
Filed May 12, 2015
Form 10-Q for the Fiscal Quarter Ended September 30, 2015
Filed November 6, 2015
File No. 1-35487

Dear Mr. Cash:

We hereby submit the Company’s response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed in a letter to the Company dated December 23, 2015 in connection with the Staff’s review of (i) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “2014 10-K”); (ii) the Company’s Form 10-K/A for the fiscal year ended December 31, 2014 (the “2014 10-K/A”); (iii) the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2015; and (iv) the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015. For your convenience, we have reproduced the Staff’s comments in bold preceding our responses.

Form 10-K for Fiscal Year Ended December 31, 2014

Item 1. Business

1.
Please revise future filings to disclose your backlog, as well as the amount or percentage of backlog not reasonably expected to be filled in the current fiscal year. Refer to Item 101(c)(viii) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and will include the requested information in its future annual filings beginning with its Form 10-K for the fiscal year ended

December 31, 2015 (the “2015 10-K”). We respectfully advise that funded backlog (i.e., backlog orders believed to be firm, as described in Item 101(c)(viii) of Regulation S-K) was disclosed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of the 2014 10-K, and we intend to continue disclosing funded backlog within this section in addition to the proposed disclosure below.

In response to the Staff’s comment, the Company will provide the following disclosure in Part I, Item 1. Business in its 2015 10-K, as follows:

Funded Backlog

Funded backlog for contracts with government agencies primarily represents the estimated amount of revenue to be earned in the future for which funding has already been appropriated less revenues previously recognized on these contracts. It does not include the unfunded portion of contracts where funding is incrementally appropriated or authorized on a quarterly or annual basis by the U.S. government and other customers even though the contract may call for performance over a number of years. We expect that substantially all of our funded backlog at December 31, 2015 will generate revenue during the fiscal year ending December 31, 2016.

Additional information regarding funded backlog can be found in the section titled, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in Part II, Item 7 of this Form 10-K.

Consolidated Financial Statements

1. Basis of Presentation - Summary of Significant Accounting Policies, page 49
Revenue Recognition, page 50

2.	Please revise future filings to disclose, to the extent applicable:

•	the amount of any contract losses recorded during each period presented as well as the current status of any contracts with material losses or for which material losses are reasonably possible;

•	the nature and status of any material items included in claims and change orders;

•	the amount of profits recognized for claims collected during each period presented; and

•	the effect of any material revisions in contract estimates during each period presented, including comparable periods.

Response: The Company acknowledges the Staff’s comment and will include the requested information in its future filings beginning with its 2015 10-K. Please note that the second and third bullets above are not material to the Company and will not be included in the disclosure unless they become material. The Company’s response to the first bullet can be found in the last underlined sentence in the proposed disclosure below. The Company’s response to the fourth bullet can be found in the first underlined sentence in the proposed disclosure below.

In response to the Staff’s comment, the Company will revise a portion of its revenue recognition policy in Part II, Item 8. Financial Statements and Supplementary Data, as well as its critical accounting policy in Item 7. Management’s Discussion and Analysis of Financial Condition and

Results of Operations, in its 2015 10-K, as follows (underlined portions are additions to existing disclosures):

Contract accounting requires significant judgment relative to assessing risks, estimating contract revenue and costs, and making assumptions for schedule and technical issues. Due to the size and nature of many of our contracts, developing total revenue and cost at completion estimates requires the use of significant judgment. For the fiscal year ended December 31, 2015, the recognized amounts related to changes in estimates at completion represented a net increase (decrease) to revenue and profit of $[X] million, of which $[X] million was directly related to [favorable or unfavorable] performance on award fee contracts. Prior to January 1, 2015, the Company’s accounting policy was to record revenue and profit in accordance with ASC 605-10-S99 whereby award fees were recognized only when awarded by the customer. Contract costs include direct labor and billable expenses, an allocation of allowable indirect costs, and warranty obligations. Billable expenses are comprised of subcontracting costs and other direct costs that often include, but are not limited to, travel-related costs and telecommunications charges. We recognize revenue and billable expenses from these transactions on a gross basis. Assumptions regarding the length of time to complete the contract also include expected increases in wages and prices for materials. Estimates of total contract revenue and costs are monitored during the term of the contract and are subject to revision as the contract progresses. Anticipated losses on contracts are recognized in the period they are deemed probable and can be reasonably estimated. Anticipated contract losses recorded during the fiscal year ended December 31, 2015 were $[X] million. Prior to January 1, 2015, the Company’s accounting policy was to record losses under contracts in accordance with ASC 605-10-S99 whereby losses were recorded over the contract life.

Form 10-K/A for the Fiscal Year Ended December 31, 2014

3.
We note you restated your conclusions regarding the effectiveness of ICFR and DCP due to the identification of two material weaknesses. Please help us more fully understand the facts and circumstances that lead to your initial incorrect assessment, the facts and circumstances that resulted in your subsequent identification of the two material weaknesses, and your basis for determining no revisions to financial statements were required.

Response: The Company acknowledges the Staff’s comment and advises the Staff that in response to questions raised during the Public Company Accounting Oversight Board’s routine inspection of the Company’s independent registered public accounting firm, the Company’s management led by its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) reevaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2014, March 31, 2015, June 30, 2015 and internal control over financial reporting as of December 31, 2014. Based on the reevaluation, we identified the two material weaknesses described in our Item 9A of the 2014 10-K/A. As a result, our CEO and CFO concluded that our disclosure controls and procedures were not effective and management concluded our internal control over financial reporting was not effective for the periods described above. We determined based on additional analysis that these control deficiencies did not result in a misstatement in the financial statement and thus a revision was not required. Specifically, we enhanced our analysis and evaluation of the retention rate assumption and determined that the retention rate was materially consistent with the underlying historical retention rate data, resulting in no adjustment to the retention rate assumption and, as a result, to the value of the intangible assets. In response to the material weakness over the evaluation of our finite-lived intangible assets, we performed an updated impairment evaluation and review of the estimated useful lives at the asset group level as of December 31, 2014 and determined that a triggering event had not occurred at the asset group level and that no change to the estimated useful lives was necessary. Therefore, no change to the financial statements was required.

Form 10-Q for the Fiscal Quarter Ended March 31, 2015

1. Basis of Presentation - Change in Accounting Principle for Revenue Recognition, Page 5

4.
We refer to your statement that “the financial impact resulting from the accounting change was immaterial to our financial statements.” Please confirm to us, and revise future filings, to clarify that your statement also refers to prior periods which have not been retrospectively adjusted. Refer to ASC 250-10-50.

Response: The Company acknowledges the Staff’s comment and will include the requested information in its 2015 10-K. We confirm that the impact was immaterial to our financial statements for prior periods where the accounting change was not retrospectively adjusted.

In response to the Staff’s comment, the Company will revise its disclosure in its 2015 10-K, as follows (underlined portions are additions to existing disclosures):

Change in Accounting Principle for Revenue Recognition: As of January 1, 2015, we changed our methodology of recognizing revenue for all of our U.S. government contracts to apply the accounting guidance of FASB ASC, Subtopic 605-35, as directed by ASC Topic 912, which permits revenue recognition on a percentage-of-completion basis. Previously, we applied this guidance only to contracts related to the construction or development of tangible assets. For contracts not related to those activities, we had applied the general revenue recognition guidance of SAB, Topic 13, “Revenue Recognition.” We believe that the application of contract accounting under ASC 605-35 to all U.S. government contracts is preferable to the application of contract accounting under SAB Topic 13, based on the fact that the percentage of completion model utilized under ASC 605-35 is a recognized accounting model that better reflects the economics of a U.S. government contract during the contract performance period and better aligns Engility’s revenue policy with its peers.

The financial impact resulting from the accounting change was immaterial to our financial statements for the fiscal year ended December 31, 2015 as well as prior periods, which have not been retrospectively adjusted.

5.	Please explain to us why a preferability letter from your independent registered public accountants was not provided as an exhibit. Refer to ASC 250-10-S99-4 and Item 601(B)(18) of Regulation S-K.

Response: The Company and our independent registered public accounting firm deemed the accounting change to be immaterial to the current and prior periods and therefore a preferability letter was not required to be provided as an exhibit.

Form 10-Q for the Fiscal Quarter Ended September 30, 2015

Unaudited Consolidated Statements of Cash Flows, page 4

6.	Please revise future filings to reflect the acquisition of TASC as a non-cash investing and financing activity. Refer to ASC 230-10-50-3 through 50-6.

Response: The Company acknowledges the Staff’s comment and will include the requested information in its 2015 10-K and future filings, as applicable.

5. Goodwill and Identifiable Intangible Assets, page 11

7.	Please explain to us how you determined your reporting units and operating segments subsequent to acquisition of TASC.

Response: As noted in our response to comments received from the Staff on November 4, 2014, the Company became an independent public company following its July 2012 spin-off from L-3 Communications Holdings, Inc. (“L-3”). Prior to the spin-off, L-3 had organized our 2012 reporting units as highly independent business units. Each unit had its own leader and supporting back-office organizations such as accounting and finance, human resources, business development and contract support organizations. Subsequent to the spin-off, our management decided to realign the Company into five business units in January 2013 and identified our Chief Executive Officer, Mr. Tony Smeraglinolo, as our Chief Operating Decision Maker (“CODM”). The Company realigned again in January 2015 based on customer groups, and we presently identify seven customer accounts each of which has a dedicated account executive responsible for customer service, project management and project profitability. As a result of this January 2015 realignment, we have defined our reporting units at the customer account level. The contracts acquired in the TASC acquisition were integrated into the Engility operating model and allocated amongst the existing customer accounts with Mr. Tony Smeraglinolo continuing as our Chief Executive Officer and CODM. Our CODM, as in prior years, continues to only receive and evaluate consolidated financial information in order to allocate resources and assess performance. As a result, we determined that we have a single operating segment.

12. Income Taxes, page 19

8.
Please explain to us how you determined realization of your deferred tax assets are more likely than not. Also, please tell us your consideration for including income taxes as a critical accounting policy.

Response: The Company continues to benefit from the tax attributes acquired with the TASC acquisition, including utilization of carried forward net operating losses of TASC. In assessing the realization of the deferred tax assets, management considered historical financial results, projected recurring business, projected new business and combined company operating synergies. Our forecasting process begins with a detailed bottoms-up analysis and undergoes rigorous review. As a result of the foregoing, Engility expects to generate sufficient future taxable income, after amortization of tax deductible goodwill, to fully realize its deferred tax assets several years before their expiration.

Engility considers an accounting policy to be critical if it is important to its financial condition and results, and requires significant judgments and estimates on the part of management in its application. Our annual tax rate is based on our income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. Significant judgment is required in determining our annual tax rate and in evaluating our tax positions; therefore, we have included it among our critical accounting policies. We establish reserves when, despite our belief that our tax return positions are fully supportable, we believe that certain positions are subject to challenge and that we may not prevail. We adjust these reserves, as well as the related interest, in light of changing facts and circumstances, such as the progress of a tax audit.

In connection herewith, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s responses to the Staff’s comments, please do not hesitate to contact me at (202) 345-2829.

Sincerely,

/s/ Wayne M. Rehberger
Wayne M. Rehberger
Chief Financial Officer

cc:    Thomas O. Miiller, Esq., Engility Holdings, Inc.
Jonathan Brooks, Esq., Engility Holdings, Inc.
Richard B. Harkey, Engility Holdings, Inc.
Scott Thompson, PricewaterhouseCoopers LLP
Ryan D. Thomas, Esq., Bass, Berry & Sims PLC
Jay H. Knight, Esq., Bass, Berry & Sims PLC